Exhibit (a)(5)(D)

For Immediate Release

United Therapeutics and Miromatrix Medical

Announce Successful Tender Offer

SILVER SPRING, Md., RESEARCH TRIANGLE PARK, N.C., and EDEN PRAIRIE, Minn., December 12, 2023 -- United Therapeutics Corporation (Nasdaq: UTHR) and Miromatrix Medical Inc. (Nasdaq: MIRO) announced today the results of the previously announced tender offer by Morpheus Subsidiary Inc. (“Merger Sub”), a wholly owned subsidiary of United Therapeutics, to acquire all outstanding shares of Miromatrix for a purchase price of $3.25 per share in cash at closing and an additional $1.75 per share in cash upon the achievement of a clinical development milestone related to Miromatrix’s development-stage, fully-implantable manufactured kidney product known as mirokidney™ by December 31, 2025.

The tender offer expired at one minute after 11:59 p.m., New York City time, on December 11, 2023. Continental Stock Transfer & Trust Company, the depositary and paying agent for the tender offer, has indicated that, as of the expiration, shares representing more than a majority of the issued and outstanding Miromatrix common stock were validly tendered and received, and not validly withdrawn. Merger Sub expects to accept for purchase all shares validly tendered and not validly withdrawn in the tender offer and to promptly pay for such shares in accordance with the terms of the offer.

As previously announced, Merger Sub will be merged with and into Miromatrix without the need for a vote of Miromatrix’s stockholders. As a result of the merger, all shares of Miromatrix common stock that were not validly tendered will be converted into the right to receive the consideration paid in the tender offer (other than shares held by stockholders who properly exercise appraisal rights). After the merger, Miromatrix will be a wholly owned subsidiary of United Therapeutics, shares of Miromatrix common stock will cease to be traded on Nasdaq, and United Therapeutics intends promptly to cause such shares to be delisted. The parties expect to complete the merger on Wednesday, December 13, 2023.

Gibson, Dunn & Crutcher LLP is acting as legal counsel for United Therapeutics. For Miromatrix, Piper Sandler is acting as lead financial advisor and Faegre Drinker Biddle & Reath LLP as legal counsel. Craig-Hallum Capital Group LLC also acted as financial advisor to Miromatrix.

United Therapeutics: Enabling Inspiration

At United Therapeutics, our vision and mission are one. We use our enthusiasm, creativity, and persistence to innovate for the unmet medical needs of our patients and to benefit our other stakeholders. We are bold and unconventional. We have fun; we do good. We are the first publicly traded biotech or pharmaceutical company to take the form of a public benefit corporation. Our public benefit purpose is to provide a brighter future for patients through the development of novel pharmaceutical therapies; and technologies that expand the availability of transplantable organs.

You can learn more about what it means to be a PBC here: unither.com/pbc.

About Miromatrix Medical

Miromatrix is a life sciences company pioneering a novel technology for bioengineering fully transplantable human organs to help save and improve patients’ lives. Miromatrix has developed a proprietary perfusion technology platform for bioengineering organs that it believes will efficiently scale to address the shortage of available human organs. Miromatrix’s initial development focus is on bioengineered human livers and kidneys.

Forward-looking Statements

United Therapeutics and Miromatrix are providing this information as of December 12, 2023 and undertake no obligation to update or revise the information contained in this press release whether as a result of new information, future events or any other reason. Statements included in this press release that are not historical in nature are forward-looking statements, including, but not limited to, statements related to: the acceptance of and payment for shares validly tendered in the tender offer; the timing of the merger of Merger Sub and Miromatrix; United Therapeutics’ plan to innovate for the unmet medical needs of its patients and to benefit its other stakeholders, and its plan to provide a brighter future for patients through the development of novel pharmaceutical therapies and technologies that expand the availability of transplantable organs; and the ability of Miromatrix’s technology platform to address the availability of organs for patients in need. Forward-looking statements are based on United Therapeutics or Miromatrix management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future events and results and are not statements of fact, actual events and results may differ materially from those projected. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability of United Therapeutics to successfully integrate Miromatrix’s operations and technology; future research and development results, including preclinical and clinical trial results; the timing or outcome of FDA approvals or actions, if any; and other risks and uncertainties, such as those described in periodic and other reports filed by United Therapeutics and Miromatrix with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

MIROKIDNEY is a registered trademark of Miromatrix Medical Inc.

For Further Information Contact:

United Therapeutics: Dewey Steadman Phone: (202) 919-4097 https://ir.unither.com/contact-uthr/	Miromatrix Investors: Greg Chodaczek Phone: (347) 620-7010 E-mail: ir@miromatrix.com	Miromatrix Media: Christina Campbell Phone: (612) 924-3793 christina@media-minefield.com

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